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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2005

                        Commission File Number 000-50991

                                TELVENT GIT, S.A.
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                 (Translation of registrant's name into English)

                 VALGRANDE, 6, 28108, ALCOBENDAS, MADRID, SPAIN
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                 Form 20-F    X         Form 40-F
                             ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                         Yes                    No  X
                             ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes                    No  X
                             ---                   ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes                    No  X
                             ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A


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         Telvent GIT, S.A. announced today that its Chairman, Manuel Sanchez
Ortega, received today a notice from the judge conducting the Audiencia Nacional investigation into the Xfera matter, stating that he has determined to give the prosecutor in the matter 30 days either to formally proceed to accuse any of the persons involved in the investigation, including Telvent's Chairman, among others; to ask for new evidence; or to decline to bring further proceedings against any of the persons involved in the investigation.

         There is a five-day period for appealing the judge's determination. Mr. Sanchez has informed Telvent that he has not yet decided whether to appeal it or not.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TELVENT GIT, S.A.
                                           (Registrant)


                                           By:  /s/ Manuel Sanchez
                                                -------------------------
                                                Name: Manuel Sanchez
                                                Title: Chief Executive Officer

Date:    March 31, 2005